WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

February 24, 2011

John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Mega World Food Holding Company
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-171046

Dear Mr. Lucas:

We have filed on EDGAR the above Amendment No. 1.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We have made conforming changes where required throughout the filing.
2 .	We have made conforming changes where required throughout the filing.
3 .
In response to this comment, we have made the following revisions:
•      Full agent for service information added.
•      IRS EIN added.
•      Conforming revisions made throughout to show we have not yet sold any products or generated any revenues.
•      In response to a discussion of this issue with the staff, we have made revisions to the registration statement and distribution agreement, including:
o     These food products are produced in China by Lin’an Fengye Food Co., Ltd.
o     Under the distribution agreement, we are not prohibited from distributing products produced and supplied by entities other than the Supplier.
•      We revised the disclosure under “Share Issuance”.
•      We have removed the shares of Mr. Di and Ms. Su from the calculation. In this connection please see response to Comment 14 below.
•      We have removed any qualifying language
•      Revised to reflect Hong Kong subsidiary
•      Revised and added following explanation for issuance of common stocks to founder Mr. Xiaozhong Wu for consulting expense paid by Mr. Wu :
The consulting service on September 14, 2010 for the cost of $5,902.88 was provided by Mr. Jian Di, related to advisory service regarding combination of two entities for Mega World Food Holding Company and Mega World Food Limited (HK).  Mr. Xiaozhong Wu made payment directly to Mr. Jian Di on September 14, 2010.

•      We have made the following revisions:  Until we generate operating revenues or receive other financing, all our costs, which we will incur irrespective of our business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $60,000 in connection with this registration statement and thereafter less than $75,000 annually, will be funded as a loan from Xiaozhong Wu, our president and Director on a non-interest bearing basis due upon demand. Mr. Wu, our president and Director is not obligated to provide these or any other funds although he has indicated that he currently intends to do so and that he has sufficient liquid assets to meet all of these anticipated future obligations if we do not generate operating revenues or secure other funding.  There is no dollar limit to the amount he has agreed to provide.

4 .	Number and type of securities disclosed on cover page as requested.
5 .
We have revised the disclosure as follows:  Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange or the NASDAQ stock market, and is not eligible to trade on the OTC Bulletin Board.  There is no guarantee that our securities will ever trade on the OTC Bulletin Board or on any listed exchange.

6 .	Address typo corrected to Baring Blvd.
7 .	Mitigating language removed from risk factors.
8 .	Nature of auditor’s opinion disclosed.
9 .	Distribution Agreement has been amended, filed as exhibit, to put this agreement in writing.
10 .	Disclosure revised: However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer and as an issuer of penny stocks.
11 .	Dates of service clarified.
12 .
Following disclosure added:

Consulting Services of Jian Di

We have entered into a Consulting Agreement as of September 20, 2010 with Jian Di ("Consultant").  Under the terms of the Agreement, as amended, Mr. Di provides the following advisory services:

•      Render advice concerning short-range and long-range strategic planning to develop and enhance the Company's products and services; and

•      Render advice concerning methods to create greater exposure to the Company and its products and services including becoming a company whose securities are traded on the appropriate U.S. securities market and to act as intermediary with U.S. service providers in such process.

Consultant has no authority to make and shall not make or undertake any policy making function on behalf of the Company.

See also response to Comment 14.

13 .
As noted above, following disclosure added:  :  Until we generate operating revenues or receive other financing, all our costs, which we will incur irrespective of our business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $60,000 in connection with this registration statement and thereafter less than $75,000 annually, will be funded as a loan from Xiaozhong Wu, our president and Director on a non-interest bearing basis due upon demand. Mr. Wu, our president and Director is not obligated to provide these or any other funds although he has indicated that he currently intends to do so and that he has sufficient liquid assets to meet all of these anticipated future obligations if we do not generate operating revenues or secure other funding.  There is no dollar limit to the amount he has agreed to provide.

Offering expenses of $60,000 conformed.

14 .
Consulting agreement amended to provide:  Consultant has no authority to make and shall not make or undertake any policy making function on behalf of the Company.

As such, Consultant is not and Executive Officer as defined in Rule 405.

15 -19	See Accountant’s statements below

Financial Statements, Page F-1

Note B-Significant Accounting policies, page F-7

Cash and Cash Equivalents, page F-8

15. Reconciled the cash difference.  The correct cash balance is $50,750.

Note E – Acquisition of Mega World Food Limited (HK), page F-13

16. Revised financial statements to comply with FASB ASC 805-50-25-2, and 805-50-45.  The cost or pooling of interest accounting was accounted for the business combination.

17. The “Organization Cost” was removed and detailed expenses were disclosed.

Note G – Income Taxes, page F-15

18. As required by FASB ASC 740-10-50-3, the following paragraph was added:

The Company has incurred net losses since inception. The Company has not reflected any benefit of such net operating loss carry forward in the accompanying financial statements.  The net operating loss can be carried forward in 15 years.

19. Deleted the line of “Change in federal tax rate apportionment”.